Virginia K. Sourlis, Esq., MBA*	The Courts of Red Bank
Philip Magri, Esq.+	130 Maple Avenue, Unit 9B2
Red Bank, New Jersey 07701
(732) 530-9007 Fax (732) 530-9008
www.SourlisLaw.com
* Licensed in NJ	Virginia@SourlisLaw.com
+ Licensed in NY

August 16, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Withdrawal Request
Q Holdings, Inc. (CIK 0001366541)
Form S-1/A
File No.: 333-182447

Ladies and Gentlemen:

On behalf of our client, Q Holdings, Inc. (the “Company”), we hereby respectfully submit an application to withdraw the Company’s Registration Statement on Form S-1/A (File No. 333-182447) filed with the Commission on August 15, 2012 (the “Registration Statement”). We and the Company hereby request withdrawal of the Registration Statement, including the exhibits filed thereto, because the Registration Statement, as discussed with Ms. Nandini A. Acharya, an Attorney-Advisor with the Commission’s Division of Corporate Finance, was not probably tagged as a “Post-Effective Amendment.” The Registration Statement is a Post-Effective Amendment to the Form S-1 declared effective by the Commission on July 17, 2012. The Company will property retag the Registration Statement and file it as soon as possible.

Please do not hesitate to contact me at (954) 303-8027 if there are any comments or questions concerning this request.

Very truly yours,

/s/ Philip Magri

Philip Magri, Esq.

Cc: Steven J. Borst – Q Holdings, Inc.